UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

John C. Lame,   1260 Hayward Avenue,   Cincinnati, Ohio    45208,   (513) 321-7405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
------------ -------------------------------------------------------------------
     2       CHECK BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                    (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      27,807 shares
          OWNED BY              ------------------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON               ------------------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER

                                          27,807 shares
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,309 shares
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        { ]
             CERTAIN SHARES

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             9.9%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame files this Amendment No. 8 to Schedule 13D solely to amend Items 4 and 7.

Item 4.    Purpose of Transaction

     Lenox Bancorp, Inc. and certain members of its Board of Directors have reached a settlement in the pending case of Lame, et al. v. Lenox Bancorp, Inc., et al., Case No. A003547, in the Court of Common Pleas in Hamilton County, Ohio with Mr. Lame and the other plaintiffs. The parties have entered into a settlement agreement in the belief that it is in the best interest of Lenox and its shareholders to terminate the lawsuit, without prejudice, and to allow the vote of the Lenox shareholders at the May 9, 2001 Annual Meeting of Shareholders to determine the composition of Lenox' Board.

      Mr. Lame intends to nominate himself and Guy Napier for the two director seats to be voted upon at the 2001 Annual Meeting of Shareholders. The seats are now held by Mr. Lame and Henry Brown. Mr. Lame intends to engage in a proxy contest for the election of himself and Mr. Napier. To the extent that prior regulatory approval of Mr. Lame's Change of Control Application filed with Office of Thrift Supervision is required before Mr. Lame and/or Mr. Napier may be seated as directors, Mr. Lame and Mr. Napier shall not assume his or their positions as directors until OTS approves Mr. Lame's Change of Control Application. Mr. Lame has filed with the SEC preliminary proxy solicitation materials which are filed as an exhibit to this filing.

      Any activity of Mr. Lame in his capacity as a shareholder of Lenox may be subject to regulation by the OTS and the FDIC. Mr. Lame will advance proposals, and take actions or engage in transactions only if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

        Other than as set forth above and in the Preliminary Proxy materials filed as Exhibit 1, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4 of Schedule 13D:

  the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of the Company;

  any other material change in the Company's business or corporate structure;

  changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

  causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  any action similar to any of those enumerated above.

Item 7.     Exhibits

  Preliminary Proxy Solicitation Materials filed on March 22, 2001 by Mr. Lame

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

        After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

March 22, 2001

By: /s/ John C. Lame John C. Lame

Exhibit 1

March __, 2001

To All Lenox Bancorp, Inc. Shareholders

Dear Fellow Shareholder:

I am soliciting your proxy and vote for the election of myself and Guy Napier to the Board of Directors of Lenox at the May 9, 2001 annual shareholders’ meeting. Two directors are to be elected at this meeting and if you elect me and Mr. Napier, we, together with Gail Beheimer, will form a majority of the Board.

If I am successful I intend to implement structural and management changes to Lenox which I believe will make it more responsive to shareholders by increasing profitability and thereby shareholder value.

I Believe That Lenox and its Stock Price Can Be Substantially Improved.

My plans to improve Lenox include the following:

  I will invest $250,000 in Lenox stock and believe that I can secure an additional $750,000 of stock investment.

  Replace current management with persons experienced in the industry.

I believe the accomplishment of these two steps will give Lenox new direction and the financial capacity to realize upon the investment of the shareholders.

The business strategy of Lenox will be directed to at the needs of The Procter & Gamble Company community. At the same time, we will retain and cultivate the other components of Lenox’s customer base.

Lenox’s Performance Has Been Below Shareholder Expectations

In order to bring about the changes I believe are necessary at Lenox, it is necessary to change the control of the Board from those who have been in power since the Company went public to a new majority. I believe that Lenox has never performed well in the market; its stock price has declined from $10 per share when the Company went public in 1996 to $8.75 per share in a very illiquid market. Lenox suffered substantial losses of 18¢ per share in 1999. Earnings for 2000 have not yet been released but Lenox did lose 10¢ per share in the first nine months of 2000.

I urge you to take advantage of this opportunity to make these much needed changes in Lenox. If we fail in this effort, there may not be another opportunity.

Please sign, date and return the enclosed WHITE proxy card today. Call me if you have any questions.

____________________________ John C. Lame (513) 321-7405

MATTERS CONCERNING THE MEETING:

  Date:       May 9, 2001

  Place:       4730 Montgomery Road, Norwood, Ohio

  Record Date for determination of shareholders entitled to notice and to vote at the meeting:    April ___, 2001

  Election of Directors:       Two directors are to be elected

You may vote in person at the meeting or by proxy. I recommend that you give me your proxy so that I can be sure it is cast at the meeting in the event you cannot attend. You can always revoke this proxy before it is voted by delivering to Lenox a written revocation, submitting a new one bearing a later date, or voting in person at the meeting.

While I do not anticipate any other business being transacted at the meeting, the proxy will grant me the authority to vote your shares in my discretion on any other matters, including postponing or adjourning the meeting, that may be raised at the meeting. I will not raise any additional matters except in response to new items that may be raised by Lenox’ present management.

THE NOMINEES

I am soliciting your proxy for the election as director of Lenox of Guy Napier and me:

       John C. Lame
       Age: 44
       1260 Hayward Avenue
       Cincinnati, Ohio 45208

John C. Lame has been involved in the financial planning and investment advisory and brokerage business in Cincinnati since 1991. He served six years with Merrill Lynch and in 1997 assumed his present position with UBS Paine Webber, Inc. Mr. Lame was a finance manager at Proctor & Gamble for twelve years from 1970 - 1991. He was elected to the Board of Directors of Lenox in 1998 for a term expiring in 2001.

Mr. Lame beneficially owns 28,309 shares or 9.9% of Lenox' outstanding common stock.

       Guy E. Napier
       Age: 49
       2265 Grandin Road
       Cincinnati, Ohio 45208

Guy E. Napier has been a professional consultant at The Partnering Group since July 1996. He was Vice President, Packaging Services of Duramed Pharmaceuticals for one year prior to joining The Partnering Group. Mr. Napier also worked for The Procter & Gamble Company from 1973 to 1995. From 1993 to 1995, Mr. Napier served Procter & Gamble as its Managing Director, Worldwide Strategic Planning, Paper Products. Mr. Napier's wife is vice president of North America pharmaceuticals for Procter & Gamble.

Mr. Napier beneficially owns 7,000 shares of the outstanding common stock of Lenox.

The schedule that appears below sets forth information regarding transactions by Mr. Lame and Mr. Napier in the common stock of Lenox within the past two years.

MISCELLANEOUS

I am bearing the costs of this effort to elect myself and Guy Napier as directors of Lenox. I believe that the soliciting costs of the opposition candidates is being paid for by Lenox. If Mr. Napier and I are elected, I will request reimbursement of the expenses of this solicitation from Lenox. Shareholders of Lenox will not be asked to vote on the reimbursement of solicitation expenses. I will be soliciting proxies by mail, advertisement, telephone, facsimile or in person. I estimate the cost of this solicitation to me will be $30,000.

Besides standard director fees and compensation to which other non-employee members of the Board of Lenox may be entitled, there is no arrangement or understanding involving Mr. Napier or me or any affiliate of either one of us that relates to future employment by Lenox or any future transaction with Lenox.

Although I am making this solicitation personally, I may engage a proxy solicitation firm to assist me in the solicitation of proxies. I understand that the fees for such services could approximate $7,500. Additionally, banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed WHITE proxy card to the beneficial owners of Lenox shares for whom they hold shares of record. I will reimburse these organizations for their reasonable out-of-pocket expenses.

Only Lenox shareholders of record on the record date will be entitled to notice of and vote at Lenox’s annual meeting. Each Lenox share is entitled to one vote. Based on publicly available information, I believe that there are 285,028 shares of Lenox common stock issued and outstanding. Lenox directors are elected by a plurality and the nominees who receive the most votes will be elected. Lenox shareholders are not entitled to cumulate their votes. If Mr. Napier or I am unable to serve as a director of Lenox for any reason, I will nominate additional persons as substitute nominees to be elected at Lenox’s annual meeting.

REGULATORY REQUIREMENTS

I have submitted a change in control application to the Office of Thrift Supervision. The approval of this application is necessary in order to enable me and Mr. Napier to take our seats as directors if you elect us. We have no reason to believe that the application will not be granted. On the other hand there can be no assurance that it will be granted. If the application is still pending and has not been granted by the time of the vote on May 9, 2001 and we are elected as directors, the current Board of Directors will remain in control of Lenox unless and until the change in control application is approved by the OTS.

Since March 1, 1999 Mr. Napier and I have had the following transactions in Lenox Common Stock:

John C. Lame

-------- ----------------------------------------------- ---------- ------------
                             Purchase                    Number of    Price Per
  Date                       or Sale                      Shares        Share
-------- ----------------------------------------------- ---------- ------------
3/17/99  Purchase on Open Market                            2,000       $18.41
-------- ----------------------------------------------- ---------- ------------
3/23/99  Purchase on Open Market                              480       $18.49
-------- ----------------------------------------------- ---------- ------------
10/26/99 Acquisition of shares from wife in a private      23,557         N/A
         transaction
-------- ----------------------------------------------- ---------- ------------
12/10/99 Gift to Greater Cincinnati Foundation             10,000         N/A
-------- ----------------------------------------------- ---------- ------------
8/21/00  Acquisition of Restricted Shares from Lenox as        85         N/A
         director compensation
-------- ----------------------------------------------- ---------- ------------
3/19/01  Acquisition of shares in a privately negotiated    6,480       $10.00
         transaction from business partners
-------- ----------------------------------------------- ---------- ------------

At March 1, 2000, I owned beneficially 28,309 shares of Lenox Common Stock. I financed these holdings by cash in hand and bank loans in the ordinary course of business.

Guy Napier

-------- ----------------------------------------------- ---------- ------------
                             Purchase                    Number of    Price Per
  Date                       or Sale                       Shares       Share
-------- ----------------------------------------------- ---------- ------------
8/23/99  Purchase on Open Market                             200       $15.78
-------- ----------------------------------------------- ---------- ------------
8/23/99  Purchase on Open Market                             800        16.78
-------- ----------------------------------------------- ---------- ------------

8/24/99  Purchase on Open Market                           1,000        17.53
-------- ----------------------------------------------- ---------- ------------
8/26/99  Purchase on Open Market                           1,000        16.03
-------- ----------------------------------------------- ---------- ------------
 9/8/99  Purchase on Open Market                           2,000        16.03
-------- ----------------------------------------------- ---------- ------------
9/13/99  Purchase on Open Market                           2,000        16.03
-------- ----------------------------------------------- ---------- ------------

At March 1, 2000, Mr. Napier owned beneficially 7,000 shares of Lenox Common Stock. He financed these holdings through his IRA.

LENOX BANCORP, INC.

PROXY FOR ANNUAL MEETING	The undersigned hereby appoints JOHN C. LAME proxy of the undersigned, with the power of substitution, to vote all shares of Common Stock which the undersigned would be entitled to vote on the matters specified below and in their discretion with respect to such other business as may properly come before the Annual Meeting of Shareholders of Lenox Bancorp, Inc. to be held on May 9, 2001 at 3:00 p.m. Eastern Time at 4730 Montgomery Road, Norwood, Ohio or any adjournment of such Annual Meeting.

  Authority to elect as directors the two (2) nominees listed below.

  FOR ______________         WITHHOLD AUTHORITY ______________

  JOHN C. LAME, GUY NAPIER

  WRITE THE NAME OF ANY NOMINEE(S) FOR WHOM AUTHORITY TO VOTE IS WITHHELD

  _____________________        ___________________

  THIS PROXY WILL BE VOTED AS RECOMMENDED BY MR. LAME UNLESS A CONTRARY CHOICE IS SPECIFIED.

(This proxy is continued and is to be signed on the reverse side.)

Date _________________________________, 2001

__________________________________________

__________________________________________
(Important: Please sign exactly as name appears hereon indicating, where proper, official position or representative capacity. In the case of joint holders, all should sign.)

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME